

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 18, 2017

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
800 Gessner Road, Suite 875
Houston, Texas 77024

> **Re:** **Par Pacific Holdings, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Response Dated June 26, 2017**
> **File No. 001-36550**

Dear Mr. Pate:

We have reviewed your June 26, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 14, 2017 letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Properties, page 35

Proved Undeveloped Reserves, page 37

1.   We note your response to prior comment 2 and proposal to expand the disclosure relating to Laramie Energy's proved undeveloped reserves in your 2017 Form 10-K. Please provide us with an illustration of your proposed disclosure revisions as they would relate to the investments and progress made during 2016 to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements pursuant to Item 1203(c) of Regulation S-K.

2.   To further our understanding of the development schedule supporting the disclosure of your proved undeveloped reserves as of December 31, 2016, tell us the dates of initial

       disclosure for the 31 gross wells scheduled for development in 2017, the 71 gross wells scheduled for development in 2018, the 161 gross wells scheduled for development in 2019 and the 53 gross wells scheduled for development in 2020.

3.   We note your response to prior comment 4 and the schedule in Exhibit A regarding the locations scheduled for development more than five years after initial disclosure as of December 31, 2016. Tell us the dates used in the development schedules as of December 31, 2013, 2014 and 2015, upon which the reserves relating to each of the 19 locations identified in Exhibit A were previously scheduled to be developed and advise us of the reasons for all changes to these planned dates of conversion.

       You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Kimberly Calder, Assistant Chief Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. You may contact me at (202) 551-3686 with any questions.

       Sincerely,

       /s/ Karl Hiller

       Karl Hiller
       Branch Chief
       Office of Natural Resources

cc: James Matthew Vaughn
       Senior Vice President and General Counsel